

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 12, 2017

Via E-mail

Glenn L. Kellow
President and Chief Executive Officer
Peabody Energy Corporation
701 Market Street
St. Louis, Missouri 63101-1826

> **Re:** **Peabody Energy Corporation**
> **Amended Registration Statement on Form S-1**
> **Filed May 26, 2017**
> **File No. 333-217242**
> **Amended Form 8-K filed May 26, 2017**
> **File No. 001-16463**

Dear Mr. Kellow:

We have reviewed your amended registration statement and current report and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2017 letter.

Form 8-K/A filed May 26, 2017

Exhibit 99.1 Unaudited Pro Forma Condensed Consolidated Financial Data

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Notes to the Unaudited Condensed Consolidated Financial Data

Adjustments to Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 5

1. We have reviewed your revised disclosure in response to our comment one. We note your disclosure in adjustment G as it relates to common stock is based on a "hypothetical

number of shares to be issued" and the value for the preferred stock is based on "the estimated fair value". Per the guidance in Article 11-02(b)(6), pro forma adjustments should be factually supportable and the assumptions involved for each adjustment should be clearly explained. Please revise your disclosure to clarify how the number of shares to be issued was determined and the assumptions utilized to determine the fair value of the preferred stock. In addition, please provide us with a detailed discussion of how these adjustments relate to the shares issued in connection with your emergence from Chapter 11 as disclosed in Item 3.02 of the Form 8-K filed on April 3, 2017.

Form 10-K filed March 22, 2017

2.   We note your response to comment 6 stating you will provide clarifying disclosure regarding the modifying factors. You also state you do not use a specific coal price to estimate your reserves, but that your reserves are economically recoverable when the coal price exceeds the mining and selling costs. Please explain how your Australian metallurgical coal reserves may be considered economic using these criteria. In addition, please disclose in the filing for each mine, the pricing and cost information you used to demonstrate your reserves are economically recoverable.

3.   We note your response to comment 7 indicating you will provide additional historical information for your U.S. thermal coal prices. Please clarify, if true, the Illinois market price is the price basis for your Midwestern & Western mine operations, describing the relevant factors that may affect the pricing under your long-term contracts.

You may contact Joanna Lam, Staff Accountant, at 202 551-3476 or Angela Lumley, Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler, Staff Engineer, at (202) 551-3718 for engineering related questions. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Edward B. Winslow, Esq.
        Jones Day